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Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2003

CONVERIUM HOLDING AG

(Translation of registrant’s name into English)

Baarerstrasse 8
CH-6300 Zug
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]    Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ] No [X]

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONVERIUM HOLDING AG

By:	/s/ Dirk Lohman Name: Dirk Lohman Title: CEO

By:	By: /s/ Martin Kauer Name: Martin Kauer Title: CFO

Date: January, 16th, 2003

FOR IMMEDIATE RELEASE	Page 1 of 1

Converium Holding Ltd to release Year End 2002 Results on Tuesday, February 11, 2003.

January 16, 2003

Converium Holding Ltd, Zug will release its Year End 2002 Results before market opens in Europe on Tuesday, February 11, 2003.

Converium will hold two conference calls for the investment community to accommodate European and North-American business hours. These conference calls will be held on Tuesday, February 11, 2003 at 9:00 am Central European Time (CET) and at 8:30 am Eastern Standard Time (i.e. 14:30 CET). Both conference calls will be webcast live on the Internet, via the Company’s web site, at www.converium.com.

Please dial-in at least five minutes before the call and ensure that you have Real Media Player or Windows Media Player.

Investor Relations contact:

Zuzana Drozd
Head of Investor Relations
+41 1 639 9120
zuzana.Drozd@converium.com